

December 23, 2011

Adam M. Schlichtmann, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199-3600

Re: Blackstone Alternative Alpha Fund ("Fund")
       File Numbers 811-22634 & 333-178146

       Blackstone Alternative Alpha Master Fund ("Master Fund")
       File Number 811-22635

Dear Mr. Schlichtmann:

On November 23, 2011, the Master Fund filed a registration statement on Form N-2 under the Investment Company Act of 1940 ("1940 Act"). On the same date the Fund filed a registration statement on Form N-2 under the 1940 Act and the Securities Act of 1933 ("Securities Act"). The Fund seeks to earn long-term risk-adjusted returns by investing its assets in the Master Fund. The Master Fund in turn intends to invest its assets, directly or indirectly, in various types of assets, including hedge funds. The registration statements omit material information related to fees, costs and exhibits. We will review and may have comments on any pre-effective amendments. Our comments regarding the initial registration statements are set forth below.

General

The Fund proposes to invest substantially all of its assets in the Master Fund. The staff takes the position that, in a master-feeder structure, a master fund is indirectly offering its shares to the public through the sale of feeder fund shares. Accordingly, a master fund in such an arrangement needs to execute the Securities Act registration statement of the feeder fund The facing page of the feeder fund registration statement should state that the master fund has executed the registration statement. Please revise the facing and signature pages of the Fund's registration statement accordingly.

The Master Fund will invest substantially in derivatives, either directly or through its investments in hedge funds. Please confirm that the Fund's derivatives disclosure reflects the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fund invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. Further, clarify whether the Master Fund intends to purchase options, futures and swaps, or to sell or to write such securities.

Prospectus Cover

The name of each Fund includes the term "alternative," suggesting each invests primarily in alternative investments. Disclose each Fund's policy to invest 80 percent of its assets in alternative investments.

Since the Master Fund proposes to invest substantially in hedge funds, the prospectus, including the cover page, should disclose that the Fund is a "fund of hedge funds" through its investment in the Master Fund. Please revise the prospectus accordingly.

Disclosure on the cover page indicates that shares will be offered during an initial offering period at the offering price and that they are expected to be offered on a continuous basis thereafter at net asset value per share plus any applicable sales loads. Procedurally, how and when will the conversion from the initial to the continuous offering occur? How will investors know the net asset value of the Fund, and hence the purchase price of Fund shares, after the initial offering period? Will the Fund use a prospectus supplement?

The pricing table to the cover page includes line items for the minimum and maximum amount of proceeds to the Fund. The bottom of the cover page states that there is no minimum number of shares that must be sold prior to commencement of operations. Please reconcile the disclosure.

The prospectus cover page has a paragraph, in bold and all-cap type, summarizing the risks of investing in the Fund. The disclosure would be easier to comprehend in a bullet-point or similar format. Please revise the cover page accordingly.

The prospectus uses the defined term "Investment Vehicles" rather than "hedge funds" to refer to the hedge funds in which the Master Fund invests. The prospectus of the Fund would be easier for investors to understand if it used, as a defined term, the more descriptive and commonly understood term "hedge funds."

The prospectus in many locations states that the Fund will only be sold to persons who are accredited investors. The Fund also proposes to sell to certain tax exempt entities. Please clarify the disclosure to refer to the two categories of offerees.

Prospectus Summary

The prospectus establishes the term "Fund" to refer to both the Fund and the Master Fund. "As a result," the prospectus states, "references herein to the 'Fund' should be construed as references to the Fund and/or the Master Fund, as the context requires." The disclosure would be significantly enhanced, and any ambiguity avoided, if the prospectus used a specific defined term for each fund.

Under the caption "Summary of Terms – Investment Strategy" the prospectus states that the Master Fund may, under certain circumstances, invest or trade on margin. Please clarify whether the Master Fund intends to purchase securities on margin, or to borrow against securities that have been purchased. We may have further comments.

Please disclose the percentage of assets the Master Fund will ordinarily invest in hedge funds. The risk disclosure should also be revised accordingly.

The prospectus states that the Master Fund will invest in hedge funds that are advised by "many of the world's most successful non-traditional asset fund managers." Please provide the staff with a citation or source for this factual assertion.

The disclosure under the caption "Risk Factors" and elsewhere in the prospectus refers to a redemption of hedge fund shares, even though the prospects states that hedge fund shares are generally illiquid and hedge funds may limit, or not permit any, redemption of hedge fund shares. Given the restraints on alienating hedge fund shares, is it appropriate to use the term redemption in connection with hedge fund shares?

The Summary and the prospectus under the caption "Risks Associated With BAAM and the Operation of the Fund," state that the Master Fund may waive voting rights with respect to hedge fund securities. Disclose more fully why the Master Fund will waive voting rights. For example, please disclose that the 1940 Act has limitations on affiliated transactions that are designed to prevent over-reaching of a registered investment company. Please disclose the policies of the Master Fund with respect to affiliated transactions (that would otherwise require an order of exemption) and how the board will monitor those transactions. In the Statement of Additional Information ("SAI"), disclose the arrangements under which the Master Fund will waive its voting rights for hedge fund securities, including:

- any contractual arrangements under which the Master Fund would waive its voting rights with respect to voting securities,
- whether such waivers would be irrevocable,
- who determines if the Master Fund will waive its voting rights (e.g., investment adviser and/or board)? If the adviser makes the determination, disclose whether the board has adopted any procedures for waiving the Master Fund's voting rights, and

- whether the Master Fund's board or the adviser will consider the interests of the Master Fund's adviser or the adviser's other clients when deciding to waive the Master Fund's voting rights.

The prospectus, in the Summary and elsewhere, states that the adviser will not charge the Fund an advisory fee as long as "substantially all" of the assets of the Fund are invested in the Master Fund. Please define "substantially all" and disclose whether this arrangement not to charge fees is provided for in the investment advisory contract or a separate waiver agreement. If it is embodied in a separate waiver agreement, then the fee table should be "grossed up" to reflect both advisory fees. If the waiver agreement may only be terminated by the board during the first year of operations, the amount waived and net expenses of the Fund may be added to the fee table. If the arrangement not to charge an advisory fee is embodied in the advisory contract, please be aware of the requirement that the advisory contract precisely describe the amount of compensation.

The Summary states that the Fund will determine net asset value on the last day of each month. The Fund will, after the initial offering period, sell shares continuously. Disclose how the Fund will monitor compliance with Section 23 of the 1940 Act and not sell shares below NAV if it only determines NAV once a month. Will sales only be effected at the end of each month? Clarify the disclosure accordingly.

The Summary states that both the Fund and the Master Fund may borrow. Please clarify in the Summary and elsewhere in the prospectus why the Fund, when it invests in the Master Fund, would borrow. May the Fund borrow to leverage its investment in the Master Fund? Please disclose that the Fund and the Master Fund have no intention of leveraging in the first year of operations, or revise the disclosure appropriately.

Identify the "Distributor" in the Summary and disclose that it is the underwriter for the Fund. The Fund pays the underwriter a "Distribution and Service Fee" at the annualized rate of 0.85% of the average net assets of the Fund. Please advise the staff whether the Fund has followed the adoption procedures of rule 12b-1 as if it were applicable to a closed-end fund when adopting this distribution plan. Please disclose whether the payments to the underwriter will continue for the entire life of the Fund and, if so, whether the amount of the annual payment would exceed the amount typically paid to an underwriter at the time of the offering.

Summary of Fees and Expenses

In the introductory paragraph, please clarify that the fee table and example depict the combined costs of the Fund and the Master Fund.

The annual operating expenses of the Fund are premised upon the Fund having net assets of $500 million, representing the maximum amount of shares being registered. Please disclose why the Fund estimates that it will have average assets of $500 million for the first year of operations. Also disclose the assumptions used to calculate the annual operating expenses of the

Master Fund. Disclose that neither will leverage in the first year of operations or revise the table to include the costs of leveraging.

The adviser has entered into a waiver agreement that covers "Specified Expenses." Please define the Specified Expenses in footnote 7 to the fee table. Is there a waiver agreement only with the Fund or also with the Master Fund? Please disclose the gross operating expense ratio of the Master Fund. If there is a waiver agreement with the Master Fund, disclose whether the adviser may recoup amounts waived from the Master Fund. Will the board monitor and approve any recoupment payments?

Risks Arising from Investment Activities of the Investment Vehicles

The prospectus states that the Master Fund may enter into "an advisory agreement" with a hedge fund. Please revise the disclosure to state that the Master Fund will invest in a hedge fund.

The prospectus states that the Master Fund may invest in hedge funds with side pockets and that investors in the Fund may bear additional risks because the Master Fund may not have a mechanism in place to "segregate out" side pocket investments. Please clarify the disclosure and explain the mechanism referenced in the disclosure. Will the Master Fund set up a segregated account to cover its obligations arising from a side pocket investment of a hedge fund? How will the Master Fund value its indirect investments in side pockets? If the Fund experiences significant repurchases and the Master Fund sells its interests in hedge funds that have side pockets, will the percentage of Fund assets that are indirectly invested in side pockets increase or decrease?

Management Agreement

Please disclose whether there is an advisory contract between the Fund and the advisor, and if so, the fee payable under that contract.

General Information – Anti-Money Laundering

Please disclose that the Fund and Master Fund will appoint an anti-money laundering compliance officer.

SAI

Delete the word "directly" from the second fundamental policy.

Please add fundamental policies concerning the purchase of real estate and underwriting. *See* Section 8(b) of the 1940 Act.

The SAI discloses that the fundamental policies of the Fund and Master Fund may be deemed non-fundamental in certain circumstances. Please disclose that it is illegal for a registered fund to deviate from a fundamental policy without obtaining the requisite shareholder approval. Explain the risks to shareholders if the Fund or Master Fund should deviate from a fundamental policy without a shareholder vote.

The SAI discloses that the Master Fund and Fund may concentrate in obligations issued by domestic branches of U.S. or foreign banks. The staff takes the position that only registered money market funds may reserve freedom of action to invest in domestic bank obligations. Revise the disclosure accordingly.

The SAI discloses that unless otherwise indicated, all limitations applicable to the investments of the Master Fund and Fund apply only at the time of investment. Under certain circumstances, §18(a) of the 1940 Act grants certain rights to holders of senior securities of closed-end funds in the event asset coverage limits are exceeded. Add appropriate disclosure regarding these requirements.

Part C - Signatures

The signature page of the Securities Act registration statement must contain the signatures required by §6 of the Securities Act, including those designated individuals of the Master Fund.

* * * * * * * * *

With respect to the registration of the Fund under the Securities Act, we note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry L. Greene
Senior Counsel